SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)
Sonic Innovations, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

83545M109
(CUSIP Number)

Scott A. Shuda
BlueLine Partners, LLC
4115 Blackhawk Plaza Circle, Suite 100
Danville, California 94506

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copy to:

James C. Creigh
Blackwell Sanders Peper Martin LLP
1620 Dodge Street, Suite 2100
Omaha, Nebraska 68102
(402) 964-5000

May 17, 2006
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

CUSIP No. 83545M109

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). BlueLine Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,188,409
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,188,409
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,188,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 83545M109

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). BlueLine Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,188,409
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,188,409
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,188,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1. Security and Issuer

This Schedule 13D relates to Common Stock (the “Common Stock”) of Sonic Innovations, Inc. (the “Company”) with its principal executive offices located at 2795 East Cottonwood Parkway, Suite 660, Salt Lake City, UT 84121

Item 2. Identity and Background

(a)–(b)

This statement is filed on behalf of BlueLine Capital Partners, LP (“BCP”) and, BlueLine Partners, L.L.C. (“BlueLine Partners” and, together with BCP, “BlueLine” or the “Reporting Entities”). BlueLine Partners is the sole general partner of BCP and has an interest in the profits of BCP. Scott Shuda and Timothy Bacci are each Managing Directors of BlueLine Partners, L.L.C. Messrs. Shuda and Bacci each disclaims beneficial ownership for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”). The address of the principal business office of each of the Reporting Entities and Messrs. Shuda and Bacci is 4115 Blackhawk Plaza Circle, Suite 100, Danville, California 94506.

(c)

BCP is a private investment limited partnership. The principal business of BlueLine Partners is to serve as investment manager to a variety of private investment funds, including BCP, and to control the investing and trading in securities of these private investment funds. The principal business of Messrs. Shuda and Bacci is to act as Managing Directors of BlueLine Partners.

(d)	Neither of the Reporting Entities nor Messrs. Shuda and Bacci has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

Neither of the Reporting Entities nor Messrs. Shuda and Bacci has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedingwas or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	BCP is a Delaware limited partnership. BlueLine Partners is a Delaware limited liability company. Messrs. Shuda and Bacci are each U.S. citizens.

Item 3. Source and Amount of Funds

As of the date hereof, the Reporting Entities may, in the aggregate, be deemed to beneficially own 1,188,409 shares of the Common Stock (the “Shares”). The Shares were purchased in the open market for an aggregate of $5,333,895 by BCP with its investment capital.

Item 4. Purpose of the Transaction

BlueLine invests in companies it believes are undervalued relative to their potential. These are generally companies with an established brand and products, strong distribution channels and significant growth potential. BlueLine’s strategy is to invest in companies that have made some strategic or tactical error that can be corrected. As part of its investment approach, BlueLine seeks to work with the companies in which it invests, their management, directors and major shareholders to address and overcome existing challenges and thereby create or restore value.

In the case of the Company, shareholder value had been subordinated to the pursuit of technological leadership and top-line growth. During fiscal year 2005, increased SG&A spending resulted in significant losses and share price declines. In November 2005, the Company announced that Samuel L. Westover would become Chief Executive Officer. Mr. Westover immediately began actions to correct the situation through cost cuts and other strategic initiatives. BlueLine has met with Mr. Westover and believes that he has the experience necessary to complete the current turnaround and the vision required to lead the Company’s future growth. BlueLine believes careful leveraging of the Company’s technology strengths combined with focused efforts to increase the Company’s distribution channels will lead to both top-line growth and earnings expansion.

Depending on market conditions, general economic conditions and other factors, the Reporting Entities may purchase additional shares of Common Stock in the open market or in private transactions, or may dispose of all or a portion of the shares of Common Stock that they or any of them presently own or may hereafter acquire.

Item 5. Interest in Securities of the Issuer

(a)

As of the date of this Schedule 13D, each of the Reporting Entities may be deemed to own 1,188,409 shares of Common Stock. These shares represent approximately 5.4% of the shares of Common Stock outstanding based on 22,186,453 shares of the Company’s Common Stock outstanding as reported in the Company’s Form 10-Q for the quarter ended March 31, 2006 filed with the Securities and Exchange Commission on May 10, 2006.

The Reporting Entities are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. Each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

(b)	As of the date of this Schedule 13D, BCP beneficially owns 1,188,409 shares of Common Stock with which BCP has shared voting power and shared dispositive power with BlueLine Partners.
(c)

Information concerning transactions in the Common Stock effected by the Reporting Entities during the past sixty days is set forth in Exhibit B hereto and is incorporated by this reference. All of the transactions set forth in Exhibit B were open market transactions for cash.

(d)	No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

Item 7. Materials to be Filed as Exhibits

1.	Exhibit A – Joint Filing Agreement dated May 26, 2006, signed by each of the Reporting Entities in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Entities.
2.	Exhibit B – Transactions in the Common Stock by the Reporting Entities during the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2006

BlueLine Capital Partners, L.P.

By: BlueLine Partners, L.L.C.
Its: General Partner
By:	/s/ Scott Shuda
Name:	Scott Shuda
Title:	Managing Director

BlueLine Partners, L.L.C.
By:	/s/ Scott Shuda
Name:	Scott Shuda
Title:	Managing Director

EXHIBIT A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Date: May 26, 2006

BlueLine Capital Partners, L.P.

By: BlueLine Partners, L.L.C.
Its: General Partner
By:	/s/ Scott Shuda
Name:	Scott Shuda
Title:	Managing Director

BlueLine Partners, L.L.C.
By:	/s/ Scott Shuda
Name:	Scott Shuda
Title:	Managing Director

EXHIBIT B

Transactions in the Common Stock effected by the Reporting Entities during the past sixty days.

Date	No of Shares	Price Per Share
3/29/2006	9,896	$4.78
3/30/2006	5,900	$4.82
3/31/2006	300	$4.73
4/4/2006	1,100	$4.96
4/7/2006	5,083	$4.97
4/10/2006	13,125	$5.00
4/11/2006	17,150	$5.08
4/12/2006	16,194	$5.01
4/13/2006	21,000	$5.09
4/17/2006	45,050	$5.01
4/18/2006	20,264	$5.01
4/19/2006	19,440	$5.00
4/20/2006	18,810	$5.10
4/21/2006	6,600	$5.14
4/24/2006	3,700	$5.11
4/25/2006	5,050	$5.06
5/1/2006	1,706	$5.41
5/2/2006	18,668	$5.18
5/3/2006	4,200	$5.10
5/4/2006	5,900	$5.03
5/11/2006	18,975	$5.16
5/12/2006	2,212	$5.06
5/15/2006	8,388	$5.09
5/16/2006	7,425	$5.04
5/17/2006	17,675	$5.00
5/18/2006	13,600	$5.00
5/19/2006	25,900	$5.02
5/22/2006	9,711	$4.91
5/23/2006	3,740	$4.89
5/24/2006	18,800	$4.71
5/25/2006	1,000	$4.80
5/26/2006	1,480	$4.82